Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information on the activities of Aurinia Pharmaceuticals Inc. and its subsidiaries on a consolidated basis and should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes for the third quarter ended September 30, 2017 and our annual MD&A and audited financial statements for the year ended December 31, 2016. In this MD&A, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Aurinia” or the “Company”, refer to Aurinia Pharmaceuticals Inc., together with our subsidiaries.

All amounts are expressed in United States (“U.S.”) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. This document is current in all material respects as of November 9, 2017.

The financial information contained in this MD&A and in our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB applicable to the preparation of interim financial statements including International Accounting Standards 34: Interim Financial Reporting. The unaudited interim condensed consolidated financial statements and MD&A have been reviewed and approved by our Audit Committee on November 9, 2017. This MD&A has been prepared with reference to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those in the United States.

FORWARD-LOOKING STATEMENTS

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “will”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, (and application process for), and marketing of our products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of our future prospects and make informed investment decisions. Forward-looking statements, made in this MD&A may include, among other things, statements with respect to:

•	our belief that the Phase IIb lupus nephritis AURA- LV (“AURA”) clinical trial had positive results;

•	our belief that we have sufficient cash resources to adequately fund operations through Phase III lupus nephritis (“AURORA”) clinical trial results and regulatory submission;

•	our belief that confirmatory data generated from the single AURORA clinical trial and the recently completed AURA clinical trial should support regulatory submissions in the United States, Europe and Japan and the timing of such;

•	our belief that recently granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	the timing of commencement, enrollment, completion and release of results of clinical trials;

•	our intention to seek regulatory approvals in the United States, Europe and Japan for voclosporin;

•	our intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of lupus nephritis (“LN”) outside of Japan;

•	our belief in voclosporin being potentially a best-in-class CNI (as defined in the “Business of the Company” section of this MD&A) with robust intellectual property exclusivity;

•	our belief that voclosporin has further potential to be effectively used across a range of therapeutic autoimmune areas including focal segmental glomerularsclerosis (“FSGS”), minimal change disease, (“MCD”), and dry eye syndrome (“DES”) (each as defined in the “Recent Developments” section of this MD&A)

•	our intention to initiate a Phase II clinical trial for voclosporin in FSGS and MCD patients and the timing for commencement and for data availability for the same;

•	our intention to commence a Phase IIa tolerability study of voclosporin ophthalmic solution (“VOS”) (as defined in the “Recent Developments” section of this MD&A) and the timing for commencement and for data availability for the same;

•	Statements concerning the anticipated commercial potential of voclosporin for the treatment of LN, FSGS, MCD, DES and other diseases;

•	our belief that the expansion of the renal franchise could create significant value for shareholders;

•	our intention to use the net proceeds from financings for various purposes;

•	our belief that Aurinia’s current financial resources are sufficient to fund all existing programs, the new indication expansion and new product development work and supporting operations into 2020.

•	our plans to generate future revenues from products licensed to pharmaceutical and biotechnology companies

•	statements concerning partnership activities and health regulatory discussions; and

•	our intention to seek additional corporate alliances and collaborative agreements to support the commercialization and development of our product.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•	the assumption that recruitment to clinical trials will occur as projected;

•	the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labelling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with Aurinia’s clinical trials;

•	the assumption the regulatory requirements and commitments will be maintained;

•	the assumption that we will be able to meet GMP standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the LN program;

•	the assumption that our patent portfolio is sufficient and valid;

•	the assumption that we will be able to extend our patents on terms acceptable to us;

•	the assumptions on the market

•	the assumption that there is a potential commercial value for other indications for voclosporin;

•	the assumption that market data and reports reviewed by us are accurate;

•	the assumption that another company will not create a substantial competitive product for Aurinia’s LN business without violating Aurinia’s intellectual property rights;

•	the assumptions on the burn rate of Aurinia’s cash for operations;

•	the assumption that our current good relationships with our suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff and/or

•	the assumptions relating to the capital required to fund operations through AURORA clinical trial results and regulatory submission.

The factors and assumptions discussed above and the factors discussed below and other considerations discussed in the “Risks and Uncertainties” section of this MD&A could cause our actual results to differ significantly from those contained in any forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	the need for additional capital in the longer term to fund our development programs and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of our clinical trials for voclosporin;

•	difficulties in meeting Good Manufacturing Practice (“GMP”) standards and the manufacturing and securing a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency (“EMA”), Food and Drug Administration (“FDA”) and Pharmaceutical and Medical Devices Agency (“PMDA”), which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend our patent portfolio for voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the LN business may not be as we have estimated;

•	insufficient acceptance of and demand for voclosporin;

•	competitors may arise with similar products;

•	we may have to pay unanticipated expenses, and/or estimated costs for clinical trials or operations may be underestimated, resulting in our having to make additional expenditures to achieve our current goals;

•	difficulties, restrictions, delays, or failures in obtaining appropriate reimbursement from payers for voclosporin; and/or

•	difficulties we may experience in identifying and successfully securing appropriate vendors to support the development and commercialization of our product.

Although we have attempted to identify factor that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Many of the factors are beyond our control.

Although we believe that the assumptions made and the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because we can give no assurance that such assumptions or expectations will prove to be correct. We disclaim any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events, new information, or for any other reason except as required by law. These forward-looking statements are made as of the date hereof.

Additional information related to us, including our most recent Annual Information Form (“AIF”), is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

We are a late clinical stage biopharmaceutical company with our head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8. Our registered office is located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

We are organized under the Business Corporations Act (Alberta). Our common shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. Our primary business is the development of our therapeutic drug, voclosporin, to treat autoimmune diseases, in particular LN, FSGS, MCD and DES.

We have the following wholly-owned subsidiaries: Aurinia Pharma Corp. (British Columbia incorporated), Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

BUSINESS OF THE COMPANY

We are focused on the development of our novel therapeutic immunomodulating drug candidate, voclosporin, for the treatment of LN, FSGS, MCD and DES. Voclosporin is a next generation calcineurin inhibitor (“CNI”) which has clinical data in over 2,400 patients across multiple indications. It has been also previously studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

CNIs have demonstrated efficacy for a number of conditions, including transplant patients, LN patients, DES and other autoimmune diseases; however, side effects exist which can limit their long-term use. Some clinical complications of CNIs include that they exhibit both acute and chronic nephrotoxicity, and they are a major contributor to decreased renal function after nonrenal treatment.

Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to mycophenolate mofetil (“MMF”), although not approved for such, the current standard of care for LN. By inhibiting calcineurin, voclosporin reduces cytokine activation and blocks interleukin IL-2 expression and T-cell mediated immune responses. Voclosporin also potentially stabilizes disease modifying podocytes, which protects against proteinuria. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. Clinical doses of voclosporin studied to date range from 13 – 70 mg BID. The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca (“Dry Eye Syndrome”), psoriasis, rheumatoid arthritis, and for LN in Japan. We believe that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approval status for the treatment of LN outside of Japan.

Based on published data, we believe the key potential benefits of voclosporin in the treatment of LN are as follows:

•	increased potency compared to cyclosporine A, allowing lower dosing requirements and fewer off target effects;

•	limited inter and intra patient variability, allowing flat dosing;

•	less cholesterolemia than cyclosporine A; and

•	limited incidence of glucose intolerance and diabetes at targeted doses compared to tacrolimus.

Our target launch date for voclosporin as treatment for LN is late 2020 or early 2021. We believe our initial estimates of voclosporin peak sales potential in LN may yield a global opportunity of $1.4 billion or higher.

Lupus Nephritis

LN is an inflammation of the kidney caused by systemic lupus erythematosus (“SLE”) and represents a serious manifestation of SLE. SLE is a chronic, complex and often disabling disorder that affects over 500,000 people in the United States (mostly women). SLE is highly heterogeneous, affecting a wide range of organs and tissue systems. It is estimated that at between 40% to 60% of all SLE patients have LN that requires treatment. Unlike SLE, LN has straightforward disease measures (readily assessable and easily identified by specialty treaters) where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. eGFR is assessed through the Chronic Kidney Disease Epidemiology Collaboration equation. Rapid control and reduction of proteinuria in LN patients measured at 6 months shows a reduction in the need for dialysis at 10 years. LN can be debilitating and costly and if poorly controlled, can lead to permanent and irreversible tissue damage within the kidney. Recent literature suggests severe LN progresses to end-stage renal disease (“ESRD”), within 15 years of diagnosis in 10%-30% of patients, thus making LN a serious and potentially life-threatening condition. SLE patients with renal damage have a 14-fold increased risk of premature death, while SLE patients with ESRD have a greater than 60-fold increased risk of premature death. Mean annual cost for patients (both direct and indirect) with SLE (with no nephritis) have been estimated to exceed $20,000 per patient, while the mean annual cost for patients (both direct and indirect) with LN who progress to intermittent ESRD have been estimated to exceed $60,000 per patient.

About FSGS, MCD and NS

Nephrotic Syndrome (NS) is a collection of symptoms that indicate kidney damage, including: large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response and reduction of proteinuria is thought to be critical to long-term kidney health. Aurinia is focused specifically on focal segmental glomerular sclerosis (FSGS), a lesion characterized by persistent scarring identified by biopsy and proteinuria and on minimal change disease (MCD), a kidney disease in which large amounts of protein are lost in the urine. FSGS and MCD both are causes of NS and characterized by high morbidity. Currently, there are no approved therapies for FSGS and MCD in the United States and the European Union.

About DES

DES, or keratoconjunctivitis sicca, is a chronic disease in which a lack of moisture and lubrication on the eye’s surface results in irritation and inflammation of the eye. DES is a multifactorial, heterogeneous disease estimated to affect greater than 20 million people in the United States.

STRATEGY

Our business strategy is to optimize the clinical and commercial value of voclosporin, in order to become a commercialized global biopharma company with a focused renal autoimmune franchise.

The key elements of our corporate strategy include:

•	Advancing voclosporin through a robust LN Phase III clinical trial (AURORA) with anticipated completion of this trial in the fourth quarter of 2019; and

•	Initiating a Phase II proof of concept trial for additional renal indications to include FSGS and MCD

•	Evaluate other voclosporin indications – while we intend to deploy our majority of operational and financial resources to develop voclosporin for LN.

•	Evaluate voclosporin ophthalmic solution (“VOS”) as we believe that our formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. We will explore our strategic options to exploit shareholder value from this intellectual property as more fully discussed in the “Recent Developments” section below.

RECENT DEVELOPMENTS

On October 20, 2017, we announced our plans to expand our voclosporin renal franchise to include focal segmental glomerulosclerosis (“FSGS”) and minimal change disease (“MCD”). Additionally, we announced plans to evaluate our proprietary nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of keratoconjunctivitis sicca or dry eye syndrome (“DES”). The advancement of these new indications, in addition to LN, represents an expansion of our strategy, pipeline and commercial opportunities.

A Phase II proof of concept clinical trial for voclosporin in FSGS and MCD patients will be initiated in the first half of 2018. FSGS and MCD affect nearly 150,000 patients globally, accounting for almost 50% of patients with Nephrotic Syndrome (NS). The prevalence of FSGS is increasing through disease awareness and improved diagnosis, and it has been shown that the control of proteinuria is important for long-term survival of these patients. Interim data readouts are anticipated in the second half of 2018. Assuming positive results in respect of the Phase II proof of concept clinical trial, we plan to initiate the Phase III trial in the first half of 2019.

Our clinical data in LN demonstrated that voclosporin decreased proteinuria, which is also an important disease marker for FSGS and MCD. Furthermore, voclosporin appears to demonstrate a more predictable pharmacology and an improved lipid and metabolic profile over legacy calcineurin inhibitors, which have shown efficacy in treating autoimmune disorders similar to those we are targeting.

If data generated in a Phase II and Phase III trials in FSGS and MCD are positive, we anticipate voclosporin could receive U.S. FDA approval for these conditions in 2022.

Additionally, we plan to begin a Phase IIa tolerability study of VOS versus the standard of care for the treatment of DES by the second quarter of 2018, with data available in the second half of 2018. CNIs are a mainstay in the treatment for DES, and the goal of this program is to develop a best-in-class CNI for the treatment of DES.

The topical formulation, VOS, has shown evidence of efficacy in our partnered canine studies and in a small human Phase I study (n=5), supporting its development for the treatment of DES. Animal safety toxicology studies were previously completed in rabbit and dog models, and additional animal safety toxicology studies are planned.

PHASE III AURORA CLINICAL TRIAL

We achieved a significant milestone in the second quarter of 2017 with the initiation of our single, Phase III (AURORA) clinical trial with patients randomized on active treatment.

We currently have 138 clinical trial sites activated and able to enroll patients around the globe. We are actively recruiting the clinical trial and our clinical team is focused on both additional site initiations globally and an aggressive patient recruitment program for this trial. We are making the necessary investments now to ensure the team has the tools to execute a successful clinical trial. We believe AURORA is on track to complete enrollment in the second half of 2018. Data from AURORA is expected in late 2019. We believe the totality of data from both the AURORA and AURA clinical trials can potentially serve as the basis for a New Drug Application (“NDA”) submission following a successful completion of the AURORA clinical trial. Additionally, under voclosporin’s fast-track designation, Aurinia intends to utilize a rolling NDA process. We are actively putting together an NDA, and intend to submit the first module (the non-clinical module) in the second half of 2018. We plan to submit the Chemistry, Manufacturing, and Controls (“CMC”) module in the first half of 2019, and the clinical module in the first half of 2020.

The AURORA clinical trial is a global 52-week double-blind, placebo controlled study of 324 patients to evaluate whether voclosporin added to standard of care can increase overall renal response rates in the presence of extremely low steroids.

Patients will be randomized 1:1 to either of 23.7 mg voclosporin BID and MMF or MMF and placebo, with both arms receiving a rapid oral corticosteroid taper. As in the AURA clinical trial, the study population in AURORA will be comprised of patients with biopsy proven active LN who will be evaluated on the primary efficacy endpoint of complete remission, or renal response, at 52 weeks, a composite which includes:

•	urine protein-creatinine ratio (“UPCR”) of ≤0.5mg/mg;

•	normal, stable renal function (≥60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%);

•	presence of sustained, low dose steroids (≤10mg prednisone from week 16-24) and;

•	no administration of rescue medications.\

Our current forecast is that the AURORA clinical trial will cost in the range of $75 million to $80 million, which includes costs of $18.7 million incurred to September 30, 2017.

Patients completing the AURORA trial will then have the option to roll-over into a 104-week blinded continuation study. The data from the continuation study will allow us to assess long-term outcomes in LN patient that will be valuable in a post-marketing setting in addition to future interactions with various regulatory authorities. The current estimate of the clinical cost of the continuation study is in the range of $20 million to $25 million.

In order to complete the clinical dossier we will also conduct a confirmatory two-week drug-drug interaction study between voclosporin and MMF in 2018, in addition to conducting a pediatric study post-approval.

RESULTS OF OPERATIONS

For the three months ended September 30, 2017, we reported a consolidated net loss of $13.12 million ($0.16 loss per share) as compared to a consolidated net loss of $7.42 million ($0.21 loss per share) for the three months ended September 30, 2016. The increase in the consolidated net loss for the three months ended September 30, 2017 was primarily related to an increase in research and development expenses of $7.47 million for the AURORA trial.

On a year-to-date basis, we recorded a consolidated net loss of $67.46 million ($0.91 per share) for the nine months ended September 30, 2017, compared to a consolidated net loss of $14.96 million ($0.44 per share) for the nine months ended September 30, 2016. The higher consolidated net loss for the nine months ended September 30, 2017 was due primarily to; recording a non-cash increase in estimated fair value of derivative warrant liabilities on revaluation of derivative warrant liabilities of $32.93 million for the nine months ended September 30, 2017 as compared to a non-cash decrease of $1.07 million for the nine months ended September 30, 2016 and higher research and development expenses of $16.17 million.

We record non-cash changes in derivative warrant liabilities based on fair value revaluation each quarter. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in an increase in estimated fair value of derivative warrant liabilities (increase in loss) on revaluation while a decrease results in a decrease in the estimated fair value of derivative warrant liabilities (decrease in loss) on revaluation. The increase in Derivative Warrant Liabilities for the nine months ended September 30, 2017 reflected the increase in our share price from $2.10 at December 31, 2016 to $6.27 at September 30, 2017.

After adjusting for the non-cash impact of the revaluation of the derivative warrant liabilities, the net losses before the changes in estimated fair value of derivative warrant liabilities for the three months and nine month periods ended September 30, 2017 were $13.47 million and $34.53 million respectively compared to $6.47 million and $16.04 million for the same periods in 2016.

The increase in the net loss before changes in estimated fair value of derivative warrant liabilities on a year-to-date basis was due primarily to increases in research and development and corporate, administration and business development expenses which reflected increases in activity levels in 2017 attributable to our AURORA clinical trial and our transition towards becoming a commercialized global biopharma company.

Revenue

We recorded revenue of to $29,000 and $389,000 respectively for the three and nine month periods ended September 30, 2017 compared to $31,000 and $143,000 respectively for the three and nine month periods ended September 30, 2016.

Research and Development (“R&D”) expenses

Net research and development expenses increased to $10.81 million and $25.24 million respectively for the three and nine month periods ended September 30, 2017 compared to $3.34 million and $9.07 million respectively for the three and nine month periods ended September 30, 2016.

The increase in R&D expenses related primarily to the AURORA trial program.

Contract research organization (CRO) and other third party clinical trial expenses were $5.18 million and $15.78 million respectively for the three and nine month periods ended September 30, 2017 compared to $2.1 million and $6.18 million respectively for the three and nine month periods ended September 30, 2016. The increased costs primarily reflect CRO costs, including service fees and pass-thru costs related to the AURORA trial.

We incurred drug supply costs of $4.40 million and $6.06 million respectively for the three and nine month periods ended September 30, 2017 compared to $502,000 and $1.06 million respectively for the three and nine month periods ended September 30, 2016. The increase in these costs primarily reflected an expense of $3.17 million in the period to manufacture drug product (“API”). In addition, we incurred costs for encapsulating, packaging and distribution of the drug supply for the AURORA trial, whereas the comparative figures for 2016 were primarily composed of drug distribution costs for the AURA trial.

Salaries, annual incentive pay accruals and employee benefits increased to $719,000 and $1.96 million respectively for the three and nine month periods ended September 30, 2017 compared to $494,000 and $1.11 million respectively for the three and nine month periods ended September 30, 2016. The increase reflected the hiring of eight additional R&D employees required for the AURORA program, annual salary increases for employees and higher incentive pay accruals for the three and nine month periods ending September 30, 2017

We also recorded non-cash stock compensation expense of $273,000 and $692,000 respectively for the three and nine month periods ended September 30, 2017 compared to $79,000 and $288,000 for the same periods in 2016.

Other expenses, which included items such as travel, clinical trial insurance, patent annuity and legal fees, phone and publications increased to $238,000 and $751,000 respectively for the three and nine month periods ended September 30, 2017 compared to $163,000 and $435,000 respectively for the three and nine month periods ended September 30, 2016. The increases reflect additional costs incurred for the AURORA trial commencement activities.

Corporate, administration and business development expenses

Corporate, administration and business development expenses were $2.65 million and $8.98 million respectively for the three and nine month periods ended September 30, 2017 compared to $1.72 million and $4.74 million respectively for the three and nine month periods ended September 30, 2016.

Corporate, administration and business development expenses included non-cash stock option expense of $795,000 and $2.59 million respectively for the three and nine month periods ended September 30, 2017 compared to $469,000 and $739,000 respectively for the three and nine month periods ended September 30, 2016.

Salaries, payroll accruals, employee benefits and director’s fees were $803,000 and $2.98 million respectively for the three and nine month periods ended September 30, 2017 compared to $721,000 and $2.18 million respectively for the three and nine month periods ended September 30, 2016. The increases reflected the hiring of four additional corporate and administration employees in 2017, higher incentive pay accruals and annual salary increases for employees effective January 1, 2017.

Professional and consulting fees were $409,000 and $1.53 million respectively for the three and nine month periods ended September 30, 2017 compared to $223,000 and $921,000 respectively for the three and nine month periods ended September 30, 2016. The increase for the nine months ended September 30, 2017 reflected higher investor and public relations costs of approximately $321,000, which included the use of a public relations firm in 2017, and more audit, legal and corporate consulting fees due to higher activity levels in 2017 relative to the same period in 2016.

Travel, tradeshows and sponsorships expense increased to $328,000 and $902,000 respectively for the three and nine month periods ended September 30, 2017 compared to $119,000 and $317,000 respectively for the three and nine month periods ended September 30, 2016. Travel, tradeshows and sponsorships expense in 2017 included costs of $229,000 and $564,000 on tradeshows and sponsorships respectively for the three and nine month periods ended September 30, 2017 compared to $nil the same periods in 2016.

Rent, insurance, information technology, communications and other public company operating costs were $315,000 and $974,000 respectively for the three and nine month periods ended September 30, 2017 compared to $185,000 and $589,000 respectively for the three and nine month periods ended September 30, 2016. The increases reflected higher activity levels, higher staff numbers, higher insurance and costs associated with the progression to a Phase III organization.

Stock-based compensation expense

For stock option plan information, stock option grants and outstanding stock option details, refer to note 6 of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2017.

We granted 340,000 and 2.69 million stock options for the three and nine months ended September 30, 2017 respectively at weighted average exercise prices of $6.23 and $4.11 per common share respectively compared to 140,000 and 1.66 million stock options at weighted average exercise prices of $3.04 and $2.68 respectively for the same periods in 2016.

Application of the fair value method resulted in charges to stock-based compensation expense of $1.07 million and $3.29 million respectively for the three and nine month periods ended September 30, 2017, (compared to $548,000 and $1.27 million respectively for the three and nine month periods ended September 30, 2016) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2017, stock-based compensation expense has been allocated to research and development expense in the amounts of $273,000 and $692,000 respectively (compared to $79,000 and $288,000 respectively for the three and nine month periods ended September 30, 2016) and corporate, administration and business development expense in the amount of $795,000 and $2.59 million respectively (compared to $469,000 and $739,000 respectively for the three and nine month periods ended September 30, 2016).

The increase in stock-based compensation expense in 2017 compared to the same periods in 2016 related to an increase in the number of options granted, an increase in the number of employees and increases in the fair value of the stock options granted due to an increase in our share price.

Amortization of acquired intellectual property and other intangible assets

Amortization of acquired intellectual property and other intangible assets was consistent at $357,000 and $1.08 million respectively for the three and nine month periods ended September 30, 2017 compared to $357,000 and $1.10 million recorded for the same periods in 2016.

Other expense (income)

We recorded other income of $315,000 and $392,000 for the three and nine month periods ended September 30, 2017 compared to other expense of $1.08 million and $1.25 million for the three and nine months ended September 30, 2016.

Other expense (income) included the following items:

Interest income of $399,000 and $893,000 for the three and nine month periods ended September 30, 2017 compared to $7,000 and $20,000 for the same periods in 2016. The increase in interest income reflected the increase in our cash position as a result of completing the March 20, 2017 public offering.

Revaluation expense adjustments on the contingent consideration to ILJIN SNT Co., Ltd. (“ILJIN”) of $88,000 and $436,000 respectively for the three and nine month periods ended September 30, 2017 compared to $1.15 million and $1.27 million respectively for the same periods in 2016. The contingent consideration is more fully discussed in note 4 to the interim condensed consolidated financial statements for the third quarter ended September 30, 2017.

Foreign exchange gain of $4,000 for the three months ended September 30, 2017 and a foreign exchange loss of $65,000 for the nine months ended September 30, 2017 compared to a foreign exchange loss of $48,000 and a foreign exchange gain of $8,000 respectively for the same periods in 2016.

Derivative warrant liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. To clarify, while we will settle these warrants only in shares in the future, accounting rules require that we show a liability because of the potential variability in the number of shares which may be issued if the cashless exercise option is used by the holder of the warrants under the specific situations discussed below.

As such, the derivative liability will ultimately be converted into equity when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by us.

On December 28, 2016, we completed a $28.75 million bought deal public offering (the “December Offering”). Under the terms of the December Offering, we issued 12.78 million units at a subscription price per unit of $2.25, each unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. Therefore, we issued 6.39 million Warrants. The holders of the Warrants issued pursuant to the December Offering may elect, if we do not have an effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. This calculation is based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. Even though we currently have an effective registration statement in place, there is no certainty that this will be the situation over the entire life of the Warrants and therefore, under IFRS we are required to record these Warrants as derivative warrant liabilities.

No Warrants were exercised in the three months ended September 30, 2017. Previously, 6,000 of these Warrants were exercised for cash and we issued 6,000 common shares and received cash proceeds of $19,000 during the three-month period ended June 30, 2017, while 2.86 million of these Warrants were exercised for cash and we issued 2.86 million common shares and received cash proceeds of $8.58 million for the three-month period ended March 31, 2017.

At September 30, 2017, there were 3.52 million Warrants related to the December 28, 2016 financing outstanding compared to 6.39 million Warrants outstanding at December 31, 2016.

On February 14, 2014, we completed a $52 million private placement (the “Private Placement”). Under the terms of the Private Placement, we issued 18.92 million units at a subscription price per unit of $2.7485, each unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (the “2014 Warrants”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the 2014 Warrants issued pursuant to the Private Placement may elect, in lieu of exercising the 2014 Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the 2014 Warrants based on the number of 2014 Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a 2014 Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. We issued 11,000 common shares upon the cashless exercise of 20,000 2014 Warrants during the three months ended September 30, 2017. Previously, we issued 749,000 common shares upon the cashless exercise of 1.36 million 2014 Warrants during the three months ended June 30, 2017 and 308,000 common shares upon the cashless exercise of 489,000 2014 Warrants and received proceeds of $88,000 by issuing 27,000 common shares upon the cash exercise of 27,000 2014 Warrants during the three-month period ended March 31, 2017.

At September 30, 2017, there were 1.85 million 2014 Warrants outstanding compared to 3.75 million Warrants outstanding as at December 31, 2016.

Derivative warrant liabilities are discussed in additional detail in note 5 of the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2017.

LIQUIDITY AND CAPITAL RESOURCES

We currently have no significant revenue and we are devoting substantially all of our operational efforts and financial resources towards completing the development program for our late stage drug, voclosporin in LN, including our AURORA trial.

We believe, based on our current plans, that we have sufficient financial resources to complete the AURORA trial, conduct the new indication development work as discussed in the Recent Developments section above, and fund supporting operations into 2020.

Sources and Uses of Cash for the three and nine month periods ended September 30, 2017 and September 30, 2016

Sources and Uses of Cash (in thousands of dollars)	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	$	$	$	$
Cash used in operating activities	(8,525)	(4,188)	(30,088)	(14,453)
Cash generated from (used in) investing activities	(84,889)	(39)	(94,962)	6,955
Cash generated from financing activities	1,243	7,435	172,947	14,075

Net increase (decrease) in cash and cash equivalents	(92,171)	3,208	47,897	6,577

At September 30, 2017, we had a total of $182.41 million in financial resources (comprised of $87.55 million in cash and cash equivalents and $94.86 million in short term investments) compared to $189.79 million at June 30, 2017 and $39.65 million at December 31, 2016.

Net cash used in operating activities for the three and nine month periods ended September 30, 2017, was $8.53 million and $30.09 million respectively compared to cash used in operating activities of $4.19 million and $14.45 million respectively for the three and nine month periods ended September 30, 2016. Cash used in operating activities in 2017 and 2016 was composed of net loss, add-backs or adjustments not involving cash, such as stock-based compensation and change in estimated fair value of derivative warrant liabilities and net change in other operating assets and liabilities including prepaid expenses, deposits and other and accounts payable and accrued liabilities.

Cash used in investing activities for the three and nine month periods ended September 30, 2017 was $84.89 million and $94.96 million respectively compared to cash used in investing activities of $39,000 for the three months ended September 30, 2016 and $6.96 million generated from investing activities for the nine-month period ended September 30, 2016. These amounts primarily related to changes in our short-term investment balances.

Cash generated from financing activities for the three and nine month periods ended September 30, 2017 respectively were $1.24 million and $172.95 million compared to cash generated by financing activities of $7.44 million and $14.08 million respectively for the three and nine month periods ended September 30, 2016.

We received $21,000 and $8.92 million from the exercise of warrants and $1.22 million and $3.86 million respectively from the exercise of stock options for the three and nine month periods ended September 30, 2017 compared to $1.67 million and $1.67 million for warrants and $27,000 and $27,000 for stock options for the same periods in 2016.

Cash generated from financing activities for the nine months ended September 30, 2017 included net proceeds of $162.32 million from our March 20, 2017 financing. On March 20, 2017, we completed an underwritten public offering of 25.64 million common shares, which included 3.35 million common shares issued pursuant to the full exercise of the underwriters’ overallotment option to purchase additional common shares. The common shares were sold at a public offering price of $6.75 per share. The gross proceeds from the March Offering were $173.10 million before deducting the 6% underwriting commission and other offering expenses which totaled $10.78 million.

We paid ILJIN $2.15 million during the three months ended June 30, 2017 related to the contingent consideration liability as more fully discussed in note 4 to the interim condensed consolidated financial statements for the three months ended September 30, 2017.

Use of Financing Proceeds

2016 At-the-Market facilities

In our fiscal year ended December 31, 2016, we received net proceeds of $7.82 million from two At-the-Market (“ATM”) facilities: the November ATM ($294,000) (the “November ATM”) and under a Controlled Equity Offering Sales Agreement dated July 22, 2016 with Cantor Fitzgerald & Co. ($7.53 million) (the “July ATM” and together with the November ATM the “2016 ATM Facilities”). The net proceeds from the 2016 ATM Facilities are to be used for working capital and corporate purposes.

December Offering

On December 28, 2016, we completed the December Offering for net proceeds of $26.14 million, the net proceeds of which are to be used to advance the clinical and non-clinical development of our lead drug, voclosporin, as a therapy for LN, and for working capital and corporate purposes.

March Offering

On March 20, 2017, we completed the March Offering for net proceeds of $162.32 million, which are to be used for R&D activities and for working capital and corporate purposes.

A summary of the anticipated and actual use of net proceeds used to date from the above financings is set out in the table below.

Allocation of net proceeds	Total net proceeds from financings (in thousands)	Net proceeds used to date (in thousands)
	$	$
2016 ATM Facilities:
Corporate matters	7,821	6,383

December 28, 2016 Offering:
Clinical and non-clinical development of voclosporin	21,700	21,700
Working capital and corporate matters	4,442	—

Subtotal:	26,142	21,700
March 20, 2017 Offering:
Research and development activities	123,400	2,847
Working capital and corporate matters	38,924	—

Subtotal:	162,324	2,847

Total:	196,287	30,930

CONTRACTUAL OBLIGATIONS

We have the following contractual obligations as at September 30, 2017:

	Total	Less than one year	Two to three years	Greater than three years
	(in thousands)	(in thousands)	(in thousands)	(in thousands)
	$	$	$	$
Operating lease obligations (1)	171	107	64	—
Purchase obligations (2)	7,851	4,242	3,609	—
Accounts payable and accrued liabilities	6,665	6,665	—	—
Contingent consideration to ILJIN (3)	3,726	72	295	3,359

Total	18,413	11,086	3,968	3,359

(1)	Operating lease obligations are comprised of our future minimum lease payments for our premises.
(2)	We have entered into contractual obligations for services and materials. The purchase obligations presented represent the minimum amount to exit the Company’s contractual commitments.
(3)	Contingent consideration to ILJIN is described in note 4 to the interim condensed consolidated financial statements for the third quarter ended September 30, 2017.

As at September 30, 2017 we are party to agreements with contract research organizations and central laboratories conducting the AURORA trial. Corresponding anticipated expenditures over the next twelve months total approximately $25-$30 million.

RELATED PARTY TRANSACTIONS

Stephen P. Robertson, a partner at Borden Ladner Gervais (“BLG”), acts as our corporate secretary. We recorded legal fees incurred in the normal course of business to BLG of $41,000 and $195,000 respectively for the three and nine month periods ended September 30, 2017 compared to $35,000 and $159,000 respectively for the three and nine month periods ended September 30, 2016. The amount charged by BLG is based on standard hourly billing rates for the individuals working on our account. We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

The outstanding contingent consideration payable to ILJIN, an affiliated shareholder, is the result of an Arrangement Agreement (the ‘Arrangement Agreement”) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. At September 30, 2017, pursuant to the Arrangement Agreement, payments of up to $7.85 million may be payable and are based on the achievement of pre-defined clinical and marketing milestones. The contingent consideration payable to ILJIN is more fully discussed in note 4 to the interim condensed consolidated financial statements for the three months ended September 30, 2017

OFF-BALANCE SHEET ARRANGEMENTS

To date we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, our accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant estimates and judgements used in the preparation of our consolidated financial statements.

Critical estimates in applying our accounting policies

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 4 to the interim condensed consolidated financial statements). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.

Derivative warrant liabilities

Warrants issued pursuant to certain equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.

We use the Black-Scholes pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of our shares and the expected life of the warrants. (see note 5 to the interim condensed consolidated financial statements for additional information)

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on our reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility (see note 6 to the interim condensed consolidated financial statements for additional information).

Critical judgments in applying the Company’s accounting policies

Impairment of intangible assets

We follow the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, we are required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which we operate as well as the results of its ongoing development programs. Management also considers the carrying amount of our net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at September 30, 2017, we concluded there were none.

Derivative warrant liabilities

We have determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

A complete listing of critical accounting policies, estimates, judgments and measurement uncertainty can be found in note 4 of the annual consolidated financial statements for the year ended December 31, 2016.

RISKS AND UNCERTAINTIES

We have invested a significant portion of our time and financial resources in the development of voclosporin. We anticipate that our ability to generate revenues and meet expectations will depend primarily on the successful development, regulatory approval and commercialization of voclosporin.

The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	Successful and timely completion of our clinical program in LN, including the AURORA trial which is anticipated to be completed in the fourth quarter of 2019;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply arrangements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payers; and

•	our ability to raise future financial resources when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of our intangible assets.

A more detailed list of the risks and uncertainties affecting us can be found in our AIF which is filed on SEDAR and EDGAR.

Financial instruments and Risks

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in U.S. dollar denominated, fixed rate, highly liquid and highly rated financial instruments such as treasury bills, banker acceptances, bank bonds, and term deposits. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of the investments and our current ability to hold these investments to maturity.

We are exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on our future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United States dollar and foreign currencies, primarily with the Canadian dollar, will affect our operating and financial results. We hold our cash reserves in US dollars and the majority of our expenses, including clinical trial costs, are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations.

As our functional currency is the US dollar, we have foreign exchange exposure to the Canadian dollar.

The following table presents our exposure to the Canadian dollar:

	September 30, 2017 $	September 30, 2016 $
Cash and cash equivalents	794	696
Accounts receivable	30	97
Accounts payable and accrued liabilities	(1,097)	(654)

Net exposure	(273)	139

	Reporting date rate
	September 30, 2017 $	September 30, 2016 $
$CDN - $US	0.801	0.762

Based on our foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $27,000 as at September 30, 2017 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

INTELLECTUAL PROPERTY

Patents and other proprietary rights are essential to our business. Our policy has been to file patent applications to protect technology, inventions, and improvements to our inventions that are considered important to the development of our business. We are pursuing certain avenues to expand the voclosporin patent portfolio, including a use patent strategy (which involves potential development of use patents driven by AURA Phase IIb data) and a manufacturing patent strategy (which involves potential development of manufacturing patents based on our manufacturing know-how.)

As of September 30, 2017, we owned over 160 granted patents related to cyclosporine analogs, including granted United States patents, covering voclosporin composition of matter, methods of use, formulations and synthesis, which expire between 2018 and 2024. The corresponding Canadian, South African and Israeli patents are owned by Paladin Labs Inc. We anticipate that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act in the United States and comparable laws in other countries. (including the Supplementary Protection Certificate program in the European Union). Opportunities will also be available to add an additional six months of exclusivity related to pediatric studies which are currently being planned. In addition to patent rights, we also expect to receive “new chemical entity” (“NCE”) exclusivity for voclosporin in certain countries, which provides from five years in the United States to up to ten years in Europe of data exclusivity beyond the date of regulatory approval.

We have licensed the development and distribution rights to voclosporin for China, Hong Kong and Taiwan to 3Sbio Inc. This license is royalty bearing and we will also supply finished product to 3SBio Inc. on a cost-plus basis. We do not expect to receive any royalty revenue pursuant to this license in the foreseeable future.

As of September 30, 2017, we also owned two granted United States patents related to ophthalmic formulations of calcineurin inhibitors or mTOR inhibitors, including voclosporin, and one granted United States patent related to ophthalmic formulations of dexamethasone, which expire between 2028 and 2031. We also own 15 corresponding granted patents and three corresponding patent applications in other jurisdictions.

In April 2017, we announced an agreement granting Merck Animal Health (“MAH”) worldwide rights to develop and commercialize VOS for the treatment of DES in dogs whereby we licensed the ophthalmic patents, which include the use of voclosporin, to MAH for use in the animal health field.

CONTINGENCIES

i)	We may, from time to time, be subject to claims and legal proceedings brought against us in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on our consolidated financial position.

ii)	We have entered into indemnification agreements with our officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, we maintain liability insurance to limit our exposure.

iii)	We have entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, we have not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Disclosure controls and procedures and internal controls over financial reporting

During the third quarter ended September 30, 2017, there were no changes to our disclosure controls or to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, such controls.

UPDATED SHARE INFORMATION

As at November 9, 2017, the following class of shares and equity securities potentially convertible into common shares are outstanding (in thousands):

Common shares	84,052
Convertible equity securities
Derivative liability warrants	5,261
Other warrants	1,172
Stock options	4,834

Subsequent to September 30, 2017, we issued 20,000 common shares upon the exercise of 20,000 stock options for proceeds of $56,000 and issued 59,000 common shares upon the cashless exercise of 110,000 derivative warrants. We granted a new employee 5,000 stock options at an exercise price of $5.76. (CDN$7.30)

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	2017			2016				2015
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Revenue	29	329	31	30	31	55	57	57
Expenses:
Research and development	10,807	7,107	7,325	5,462	3,342	2,406	3,324	3,652
Corporate, administration and business development	2,650	2,901	3,427	2,227	1,716	1,835	1,192	1,564
Amortization of tangible and intangible assets	362	370	363	365	362	365	387	363
Contract services	—	—	1	1	1	1	1	2
Other expense (income)	(315)	(152)	75	966	1,078	85	84	2

Total expenses	13,504	10,226	11,191	9,021	6,499	4,692	4,988	5,583

Net loss before change in estimated fair value of derivative warrant labilities	(13,475)	(9,897)	(11,160)	(8,991)	(6,468)	(4,637)	(4,931)	(5,526)
Change in estimated fair value of derivative warrant liabilities	355	7,498	(40,781)	658	(951)	1,361	664	1,463
Net loss for the period	(13,120)	(2,399)	(51,941)	(8,333)	(7,419)	(3,276)	(4,267)	(4,063)
Net loss per common share ($)
Basic and diluted	(0.16)	(0.03)	(0.92)	(0.21)	(0.21)	(0.10)	(0.13)	(0.13)
Common shares outstanding	83,973	83,485	82,101	52,808	38,794	35,287	32,287	32,287
Weighted average number of common shares outstanding	83,608	82,973	56,680	40,172	36,079	32,551	32,287	32,287

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters are noted below and include the timing of research and development costs associated with the clinical development program, timing and amount of stock compensation expense and fluctuations in the non-cash change in estimated fair value of derivative warrant liabilities.

The increase in research and development costs for each of the quarters in 2017 primarily reflect expenditures associated with the commencement and ramp up of our AURORA trial, including drug supply.

Corporate, administration and business development costs included non-cash stock-based compensation expense of $795,000 for the three months ended September 30, 2017 and $718,000 for the three months ended June 30, 2017 and $1.08 million for the three months ended March 31, 2017. The three months ended March 31, 2017 also included a provision amount of $519,000 related to the departure of the former Chief Executive Officer (Rowland) on February 6, 2017.

Other expense (income), in the fourth quarter ended December 31, 2016 included $655,000 of share issue costs allocated to the derivative warrants issued pursuant to the December Offering and $319,000 on revaluation of the ILJIN contingent consideration. Other expense (income) for the three months ended September 30, 2016 reflected a revaluation of the ILJIN contingent consideration of $1.15 million.

We record non-cash adjustments each quarter resulting from the fair value revaluation of the derivative warrant liabilities. These revaluations fluctuate based primarily on the market price of our common shares. An increase in the market price of our shares results in a loss on revaluation while a decrease results in a gain on revaluation. The change in the estimated fair value of the derivative warrant liabilities for the three months ended June 30, 2017 primarily reflected a decrease in our share price to $6.13 per share at June 30, 2017 compared to $7.34 per share at March 31, 2017. The change in the estimated fair value of derivative warrant liabilities for the three months ended March 31, 2017 reflected the significant increase in our share price from $2.10 per share at December 31, 2016 to $7.34 per share at March 31, 2017 and included the additional warrants issued pursuant to the December Offering.